Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Agrees to Purchase 1,800,000 Class B Non-Voting Shares for
     Cancellation in Private Purchase

     TORONTO, Sept. 1 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that it has agreed to purchase for cancellation 1,800,000 of its outstanding Class B Non-Voting shares ("Class B shares"), or approximately
0.36% of the Class B shares outstanding at August 31, 2009, pursuant to a private agreement between Rogers and an arm's-length third party seller (the
"Private Purchase") for an aggregate purchase price of $49,381,920. The
Private Purchase was made under an issuer bid exemption order issued by the
Ontario Securities Commission. The Class B shares purchased under the Private
Purchase will be included in calculating the number of Class B shares that
Rogers may purchase through its outstanding normal course issuer bid.
     In the twelve months preceding this purchase, Rogers has repurchased an aggregate 22,029,900 Class B shares, of which an aggregate 7,130,000 Class B shares were repurchased pursuant to issuer bid exemption orders issued by the
Ontario Securities Commission and an aggregate 14,899,900 Class B shares were repurchased pursuant to normal course issuer bids. All of the 22,029,900 Class
B shares purchased in the twelve months preceding this purchase were repurchased in 2009.

     About the Company:

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New
York Stock Exchange (NYSE: RCI).

     %CIK: 0000733099

     /For further information: Lorraine Daly, (416) 935-3575,
lorraine.daly(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 13:29e 02-SEP-09